

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 24, 2016

Via E-mail
Jeffrey A. Rona
Chief Financial Officer
Great Basin Scientific, Inc.
420 E. South Temple, Suite 520
Salt Lake City, UT 84111

      Re: Great Basin Scientific, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2015
              Filed March 1, 2016
              File No. 001-36662

Dear Mr. Rona:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          /s/ Brian Cascio

                          Brian Cascio
                          Accounting Branch Chief
                          Office of Electronics and Machinery